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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

December 23, 2009

Act	Securities Exchange Act of 1934
Section	Section 14(e)
Rule	Rule 14e-5
Public Availability	Available to The Public

Mr. Adam M. Givertz
Shearman & Sterling LLP
199 Bay Street, Suite 4405
Toronto, Ontario
Canada M5L 1E8

Re: Cash Offer of Franco-Nevada Corporation for Common Shares of International Royalty Corporation
File No. TP 10-14


10045604

Dear Mr. Givertz:

This is in response to your letter dated December 23, 2009 as supplemented by conversations with the staff of the Division of Trading and Markets (the "Division") with regard to your request for exemptive relief. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, the defined terms in this letter have the same meanings as in your letter.

On the basis of your representations and the facts presented, particularly that all conditions of Rule 14e-5(b)(12)(i)(A through F) will be satisfied except Rule 14e-5(b)(12)(i)(B), and without necessarily concurring in your analysis, the Division hereby grants you an exemption from Rule 14e-5 to permit the Prospective Purchasers to purchase or arrange to purchase Common Shares outside the Offer as described in your letter, subject to the following conditions:

1. No purchases or arrangements to purchase otherwise than pursuant to the Offer are made in the United States;

2. The Circular will disclose prominently the possibility of, or the intention to make, purchases or arrangements to purchase the Common Shares outside of the Offer, and if there will be public disclosure of purchases of Common Shares, the manner in which information regarding such purchases will be disseminated;

3. There will be public disclosure in the United States, to the extent that such information is made public in Canada, of information regarding all purchases of Common Shares otherwise than pursuant to the Offer from the time of public announcement of the Offer until expiration of the Offer;

4. The Prospective Purchasers will comply with any applicable rules in Canada, the rules against insider trading and the rules and regulations of

the applicable Canadian regulatory securities authorities (in particular, the rules regulating market conduct/market abuse);

5. In the event that the Prospective Purchasers purchase or make arrangements to purchase Common Shares for a consideration greater than the Offer price, the Offer price will be increased to match the higher price paid outside the Offer;

6. Upon request of the Division, the Prospective Purchasers will disclose to it a daily time-sequenced schedule of all purchases of Common Shares made by any of them from the time of public announcement of the Offer until the Expiry Time, on a transaction-by-transaction basis, including: (i) a description of the size, broker (if any), time of execution and purchase price; and (ii) if not executed on the TSX, the exchange, quotation system or other facility through which the purchase occurred;

7. Upon request of the Division, the Prospective Purchasers will transmit the information specified in clauses (i) and (ii) in 6. above to the Division at its offices in Washington D.C. within 30 days of its request;

8. The Prospective Purchasers will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from termination of the Offer;

9. Representatives of the Prospective Purchasers will be made available (in person at the offices of the Division or by telephone) to respond to inquires of the Division relating to such records; and

10. Except as otherwise exempted herein, the Prospective Purchasers will comply with Rule 14e-5.

The foregoing exemptive relief is based solely on the representations and the facts presented in your letter dated December 23, 2009. The relief granted is strictly limited to the application of these rules to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 10(b) and 14(e), and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. This Division expresses no view with respect to any other questions that the proposed transactions may raise, including but not limited to, the adequacy of the disclosure concerning, and the applicability of any federal or state laws to, the proposed transactions.

For the Commission,
By the Division of Trading and Markets,
Pursuant to delegated authority,



Josephine J. Tao
Assistant Director
Office of Trading Practices and Processing
Division of Trading and Markets

SHEARMAN & STERLING LLP

COMMERCE COURT WEST | SUITE 4405, P.O. BOX 247 | TORONTO | ONTARIO | M5L 1E8
WWW.SHEARMAN.COM | T +1.416.360.8484 | F +1.416.360.2958

RECEIVED
2010 JAN -4 AM 8:46
SEC / TM

December 23, 2009

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 31 2009
DIVISION OF TRADING & MARKETS

Josephine Tao, Esq.
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Cash Offer of Franco-Nevada Corporation for
Common Shares of International Royalty Corporation

Ladies and Gentlemen:

We are writing on behalf of Franco-Nevada Corporation, a Canadian corporation ("Franco-Nevada").[1] On December 6, 2009, Franco-Nevada announced the intention to launch an all cash tender offer (the "Offer")[2] to acquire, directly or indirectly through a wholly-owned subsidiary, any and all of the outstanding common shares of International Royalty Corporation, a Canadian corporation ("IRC"), together with the associated rights (the "SRP Rights") issued and outstanding under the shareholder rights plan agreement of IRC, including common shares of IRC that may become issued and outstanding after the date of the Offer upon the exercise, conversion, exchange or settlement of any securities of IRC (including outstanding options to acquire common shares of IRC granted under the stock option plan of IRC, as amended from time to time, as of the date of the Offer, but excluding the SRP Rights) that are convertible into, exchangeable or exercisable for common shares of IRC (collectively, the "Common Shares"), at a price of C$6.75 per Common Share.

In connection with the Offer, on December 14, 2009, Franco-Nevada filed with the Securities and Exchange Commission (the "Commission") a tender offer statement on Schedule 14D-1F, which includes, among other things, Franco-Nevada's Takeover Bid Circular (the "Circular"), dated December 14, 2009, which has been prepared in accordance with applicable Canadian securities laws and regulations.

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1 We are admitted to practice only in the State of New York. To the extent this letter summarizes propositions of Canadian law, and except as noted below, we have relied on advice from Goodmans LLP, Canadian counsel to Franco-Nevada. Please refer to the letter from Goodmans LLP, dated December 23, 2009, attached hereto.

2 The Offer includes the period from the date the Offer has commenced until the Expiry Time (as defined herein).

In the Circular, Franco-Nevada has reserved the right to purchase, or cause its affiliates to purchase, pursuant to applicable Canadian laws, Common Shares outside of the Offer at any time prior to the expiry of the Offer. Such purchases would not fall within any of the excepted activities specifically outlined in Rule 14e-5.

On behalf of Franco-Nevada, we herewith request exemptive relief from Rule 14e-5 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to permit, from the date of the grant of exemptive relief, as permitted by applicable Canadian laws and subject to the conditions described below, Franco-Nevada and any other persons acting for the account or benefit of Franco-Nevada (collectively, the "Prospective Purchasers") to purchase or arrange to purchase, directly or indirectly, Common Shares otherwise than pursuant to the Offer.

1. Background

1.1 Franco-Nevada Corporation

Franco-Nevada is a gold focused royalty company with additional interests in platinum group metals, oil & gas and other assets. The majority of its revenues are generated from a diversified portfolio of properties in the United States, Canada and Australia. The portfolio includes over 300 royalties covering properties in operation, advanced properties at the permitting, feasibility or advanced exploration stages, early stage exploration interests and other assets. Franco-Nevada is the leading gold royalty company by gold revenues, number of gold royalty interests and by free cash flow margins.

Franco-Nevada's common shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "FNV."

1.2 International Royalty Corporation

The following information concerning IRC has been taken from or is based upon publicly available documents.

IRC is focused on acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC has acquired a royalty portfolio diversified over five continents and fifteen countries, including seventeen different commodities. The portfolio includes royalties on forty-eight exploration stage properties, twenty-one in the feasibility stage, five in the development stage, and nine currently in production (including two placed on care and maintenance by the operator). Economically, the primary minerals in the portfolio are nickel, copper, gold and cobalt.

IRC is a foreign private issuer reporting under the Exchange Act and files with the Commission, among other reports and notices, an annual information form and audited annual financial statements on Form 40-F and furnishes periodic reports on Form 6-K.

The common shares of IRC trade on the TSX under the symbol "IRC" and on the NYSE Amex (the "AMEX") under the symbol "ROY."

2. Availability of MJDS Exemptions

As described below, Franco-Nevada has determined that the exemptions from the requirements imposed by Sections 14(d)(1) through 14(d)(7) of the Exchange Act and Regulation 14D and Rule 14e-1 under the Exchange Act provided by Rule 14d-1(b) under the Exchange Act (the "MJDS Exemptions") are available in respect of the Offer.

The MJDS Exemptions are available for a tender offer for securities of a foreign private issuer incorporated or organized under the laws of Canada or any Canadian province or territory, if, among other things (i) less than 40 percent of the outstanding subject securities is held by U.S. holders and (ii) the tender offer is subject to, and the offeror complies with, the laws, regulations and policies of Canada and/or any of its provinces or territories governing the conduct of the offer. Franco-Nevada is specifically relying on the presumption provided in Note 1 to Rule 14d-1(b)(2) under the Exchange Act for the MJDS Exemptions: (a) the aggregate trading volume of the common shares of IRC on the AMEX did not exceed its aggregate trading volume on the TSX over the 12 calendar month period prior to commencement of the Offer;[3] (b) the most recent annual report or annual information form filed or submitted by IRC with securities regulators of Ontario or with the Commission does not indicate that U.S. holders hold 40 percent or more of the outstanding common shares of IRC; and (c) Franco-Nevada does not have actual knowledge that the level of U.S. ownership equals or exceeds 40 percent of the common shares of IRC.[4]

3. Offer Structure

The Offer is structured as a single offer made concurrently in Canada, the United States and the other jurisdictions in which the Offer may be legally extended. The Offer is structured so as to comply with the applicable Canadian securities laws and regulations, as well with the U.S. federal securities laws, except to the extent of any relief granted pursuant to this letter. To the extent legally possible, given the different regulatory schemes, Franco-Nevada intends to conduct the Offer in a manner that ensures equality of opportunity for and treatment of all IRC shareholders ("Shareholders") and compliance with the generally applicable requirements in both Canada and the United States.

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[3] Based on information published by Bloomberg LP, the aggregate trading volume on the AMEX and TSX was approximately 45 percent and 55 percent, respectively, during the preceding 12 calendar month period prior to commencement of the Offer.

[4] We note that Franco-Nevada is unable to rely on the exemptive relief provided by Rule 14d-1(d) of the Exchange Act because the average daily trading volume of the common shares of IRC in the United States for a recent twelve-month period ending on a date no more than 60 days before the public announcement of the Offer exceeds 40 percent of the average daily trading volume of the common shares of IRC on a worldwide basis for the same period. Accordingly, Franco-Nevada is unable to rely on Rule 14e-5(b)(12).

As described above, Franco-Nevada has offered to purchase all the Common Shares at a price of C$6.75 cash per Common Share.

The Offer is subject to several conditions (the "Conditions") customary for offers of this type in Canada, including:

1. IRC's board of directors must redeem all outstanding SRP Rights or waive the acquisition of Common Shares under the Offer as a triggering event under IRC's shareholder rights plan, or Franco-Nevada must be satisfied that such rights does not and will not adversely affect the Offer and any proposed second-step transaction;

2. Franco-Nevada (directly or through one or more affiliates) shall not have entered into an agreement with IRC which contemplates the acquisition, directly or indirectly, of 100 percent of the Common Shares in a transaction required to be approved by Shareholders; and

3. All required regulatory approvals and the expiration or termination of all applicable statutory or regulatory waiting periods that are necessary or advisable to complete the Offer or any proposed second-step transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

Franco-Nevada's goal is to acquire control of, and ultimately the entire equity interests in, IRC. If Franco-Nevada completes the Offer but does not acquire 100 percent of IRC, Franco-Nevada intends to seek to acquire any Common Shares not deposited under the Offer in a second-step transaction.

The Offer will be open for acceptance until 8:00 p.m. (Toronto time) on January 19, 2010 (the "Expiry Time"), unless the Offer is withdrawn or extended by Franco-Nevada by providing notice of such extension in compliance with applicable Canadian law.

4. Purchases Outside of the Offer

4.1 General

Subject to the exemptive relief granted hereunder, and consistent with Canadian laws and practice, in the Circular, Franco-Nevada has reserved the right to acquire, or cause an affiliate to acquire, Common Shares outside the Offer, prior to the Expiry Time, through the facilities of the TSX.

4.2 Purchases outside the Offer in Canada

Under Canadian laws an offeror is permitted, in limited circumstances, to purchase during a third-party tender offer securities of the subject company. Such purchases are permitted from the third business day following the date of the offer until the expiration of the offer but are limited, in the amount, to five percent of the outstanding securities as of the date of the offer. All purchases must be made as normal market purchases through the TSX.

Canadian law does not otherwise restrict purchases of the securities of the subject company made as normal market purchases on the TSX following the announcement of the offer. Consequently, absent Rule 14e-5, Franco-Nevada would be allowed under Canadian law to acquire Common Shares at a price that is greater than the consideration offered in the Offer, without being required to increase the offer consideration. In accordance with the exemptive relief requested herein and Canadian law, Franco-Nevada will agree to increase the Offer price to match any consideration paid outside of the Offer that is greater than the Offer price.

Furthermore, Canadian laws require that the offeror discloses the intention to make such purchases in its offering documents. Canadian law also requires the offeror to issue and file a press release with the relevant exchange or regulatory commissions at the close of each day on which securities have been purchased. The news release will disclose, among other things, the purchaser, the number of securities purchased by the purchaser on that day, the highest price paid by the purchaser for securities purchased on that day, the average price paid for the securities purchased by the purchaser through the facilities of the TSX during the currency of the offer, and the total number of securities owned by the purchaser as of the close of business of the TSX on that day.

4.3 General Application of Rule 14e-5

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, or exchangeable or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror and its affiliates, (ii) the offeror's dealer-managers and any of their respective affiliates, (iii) any advisers to the parties described in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or related securities.

Franco-Nevada is unable to rely on the exemptive relief provided by Rule 14d-1(d) of the Exchange Act because the average daily trading volume of the common shares of IRC in the United States for a recent twelve-month period ending on a date no more than 60 days before the public announcement of the Offer exceeds 40 percent of the average daily trading volume of the common shares of IRC on a worldwide basis for the same period. Accordingly, Franco-Nevada is unable to rely on Rule 14e-5(b)(12). As a result, purchases of Common Shares by Franco-Nevada or other Prospective Purchasers outside the Offer would not technically fall within the excepted activities specifically outlined in Rule 14e-5[5] and, therefore, absent exemptive relief, would be prohibited under the Exchange Act. As of the date of this letter request, Franco-Nevada has not made any purchases of Common Shares outside the Offer.

Based on the foregoing, exemptive relief is respectfully requested from the provisions of Rule 14e-5 in order to permit, from the date of the grant of exemptive relief, as permitted by Canadian laws and subject to the following conditions, purchases of Common Shares outside the Offer that would otherwise be prohibited by Rule 14e-5:

1. No purchases or arrangements to purchase otherwise than pursuant to the Offer will be made in the United States;

2. The Circular will disclose prominently the possibility of, or the intention to make, purchases or arrangements to purchase the Common Shares outside of the Offer, and if there will be public disclosure of purchases of Common Shares, the manner in which information regarding such purchases will be disseminated;

3. There will be public disclosure in the United States, to the extent that such information is made public in Canada, of information regarding all purchases of Common Shares otherwise than pursuant to the Offer from the time of public announcement of the Offer until the Expiry Time;

4. The Prospective Purchasers will comply with any applicable rules in Canada, the rules against insider trading and the rules and regulations of the applicable Canadian regulatory securities authorities (in particular, the rules regulating market conduct/market abuse);

5. In the event that the Prospective Purchasers purchase or make arrangements to purchase Common Shares for a consideration greater than the Offer price, the Offer price will be increased to match the higher price paid outside the Offer;

6. Upon request of the Division of Trading and Markets of the Commission (the "Division"), the Prospective Purchasers will disclose to it a daily time-sequenced schedule of all purchases of Common Shares made by any of them from the time of public announcement of the Offer until the Expiry Time, on a transaction-by-transaction basis, including: (i) a description of the size, broker (if any), time of

[5] We note that several commentators have expressed doubt as to whether the jurisdictional predicate for the application of the Exchange Act – namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange" would be satisfied if Franco-Nevada, or financial institutions acting on its behalf, made purchases of, or arrangements to purchase, common shares of IRC outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5, pursuant to Rule 14e-5 on the conditions set forth below. We have been requested by Franco-Nevada to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Common Shares outside the United States in the absence of such exemptive relief.

execution and purchase price; and (ii) if not executed on the TSX, the exchange, quotation system or other facility through which the purchase occurred;

7. Upon request of the Division, the Prospective Purchasers will transmit the information specified in clauses (i) and (ii) in 6. above to the Division at its offices in Washington D.C. within 30 days of its request;

8. The Prospective Purchasers will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the Expiry Time;

9. Representatives of the Prospective Purchasers will be made available (in person at the offices of the Division or by telephone) to respond to inquires of the Division relating to such records; and

10. Except as otherwise exempted herein, the Prospective Purchasers will comply with Rule 14e-5.

5. Requested Exemptive Relief

Based on the foregoing, we respectfully request on behalf of Franco-Nevada that the Commission grant exemptive relief from Rule 14e-5, to permit, from the date of the grant of exemptive relief, as permitted by Canadian laws and subject to the conditions described herein, Franco-Nevada and any other Prospective Purchasers to purchase or arrange to purchase, directly or indirectly, Common Shares otherwise than pursuant to the Offer.

We note that the relief sought is consistent with the position previously taken by the Staff with respect to purchases outside of a tender offer. With respect to the relief sought from Rule 14e-5, we note the Staff's grant of an exemption to permit Barrick Gold Corporation to purchase ordinary shares of the target company outside the offer, subject to conditions similar to those provided herein. See Barrick Gold Corporation (October 10, 2006). Similarly, we note an exemption to permit purchases of shares of the target company outside of the offer, subject to conditions similar to those provided herein, was granted also to Rio Tinto plc (July 24, 2007), Adecco S.A. (January 9, 2006), AstraZeneca PLC (May 23, 2006), Compagnie de Saint-Gobain (July 29, 2005) and Dexia Banque Internationale (June 19, 2001).

We respectfully request that the Commission issue the requested exemptive relief as soon as practicable.

If you have any questions or comments with respect to this matter, please call me at 416-360-5134 or Jonathan Kellner at 416-360-2979.

Very truly yours,



Adam M. Givertz

Enclosure

cc: Franco-Nevada Corporation
Goodmans LLP

Goodmans LLP

Barristers & Solicitors

Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7

Telephone: 416.979.2211
Facsimile: 416.979.1234
goodmans.ca

December 23, 2009

Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3628

Attention: Josephine Tao, Esq., Assistant Director

Dear Sirs/Mesdames:

We are Canadian counsel to Franco-Nevada Corporation ("Franco-Nevada"), a corporation existing under the laws of Canada. We are writing in respect of the letter (the "Application Letter") dated December 23, 2009 from Shearman & Sterling LLP requesting on behalf of Franco-Nevada exemptive relief from certain provisions of the United States Securities Exchange Act of 1934, as amended.

We have reviewed the Application Letter and are of the opinion that the statements made therein relating to Canadian takeover bid law and practice are a fair and accurate summary of takeover bid law and practice in Canada.

The opinion expressed above is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein, and we express no opinion as to any laws, or matters governed by any laws, other than the laws of the Province of Ontario and the federal laws of Canada applicable therein in effect as of the date hereof.

The opinion expressed above is provided solely for the benefit of the addressee in connection with the transactions contemplated in the Application Letter and may not be used or relied upon by any other person or for any other purpose.

Yours very truly,

GOODMANS LLP

Goodmans LLP

132-02712